UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated August 6, 2008, announcing the Company’s second quarter results and that the Company took delivery of its twelfth vessel, the Friendly Seas.

Exhibit 1

For Immediate Release

PARAGON SHIPPING INC. REPORTS SECOND QUARTER 2008 RESULTS AND ANNOUNCES DELIVERY OF TWELFTH VESSEL

-Time charter revenue increases to $40.6 million
- GAAP Diluted EPS of $0.91 vs. $0.41 in prior year; Adjusted Diluted EPS of $0.49 vs. $0.45

ATHENS, Greece, August 6, 2008 - Paragon Shipping Inc. (Nasdaq: PRGN), a global shipping transportation company specializing in drybulk cargoes, announced today its results for the three and six months ended June 30, 2008.

Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, "We are pleased with our performance in the second quarter which resulted in record quarterly net income.  Our results demonstrate the benefits of our fleet expansion efforts as we have nearly doubled our operating fleet during the past year.  This growth, together with the successful time charter fixtures we have completed over the past few months, allowed us to increase our quarterly dividend by 14.3% this quarter as compared to the first quarter of 2008.”

Mr. Bodouroglou concluded, “We have also further expanded our fleet with the delivery of the Friendly Seas, a 2008 Supramax. This latest vessel acquisition is a prime example of our proven track record of growing the Company through the acquisition of modern, second hand vessels with attractive time charters attached. In the coming months we will continue to execute on this strategy as we look to further grow our fleet and earnings.”

Second Quarter 2008 Financial Results:
Time charter revenue for the second quarter of 2008 was $40.6 million compared to $13.7 million for the second quarter of 2007.  The Company reported net income of $24.6 million, or $0.91 per basic and diluted share, for the second quarter of 2008, calculated on 26,927,648 weighted average number of basic shares, and on 27,155,816 weighted average number of diluted shares, outstanding for the period and reflecting the impact of the non-cash items discussed below.  For the second quarter of 2007 net income was $5.5 million, or $0.41 per basic and diluted share, calculated on 11,497,656 and 11,506,757 weighted average number of basic and diluted shares, respectively.

Excluding all non-cash items described below, adjusted net income for the second quarter of 2008 was $13.4 million, or $0.50 and 0.49 per basic and diluted share, respectively. This compares to adjusted net income of $5.2 million, or $0.46 and $0.45 per basic and diluted share, respectively, for the second quarter of 2007. Please refer to the table at the back of this press release for a reconciliation of GAAP earnings per share to non-GAAP adjusted earnings per share.

EBITDA was $35.6 million for the second quarter of 2008, compared to $10.4 million for the second quarter of 2007. This was calculated by adding to net income of $24.6 million for the second quarter of 2008, net interest expense and depreciation that in the aggregate amounted to $11.0 million for the second quarter of 2008. Adjusted EBITDA excluding all non-cash items described below was $24.4 million for the second quarter of 2008, compared to $10.1 million for the second quarter of 2007. Please see the table at the back of this release for a reconciliation of net income to EBITDA.

The Company operated an average of 11 vessels during the second quarter of 2008, earning an average time charter equivalent rate of $39,027 per day, compared to an average of 6 vessels during the second quarter of 2007, earning an average time charter equivalent rate of $23,678 per day. Adjusted to exclude the effect of the amortization of below market acquired time charters, the time charter equivalent rate for the second quarter of 2008 was $31,394, compared to $23,555 for the second quarter of 2007.

Total adjusted operating expenses for the second quarter of 2008 were $7.8 million, or approximately $7,764 per day, including vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, but excluding $0.1 million of share-based compensation for the period. For the second quarter of 2007, total adjusted operating expenses were $2.9 million, or approximately $5,305 per day, including vessel operating expenses, management fees and general and administrative expenses, but excluding $0.04 million of share-based compensation.

Second Quarter 2008 Non-cash Items

The Company’s results for the three months ended June 30, 2008 included the following non-cash items:

▪
Non-cash revenue of $7.5 million and depreciation expense of ($0.7) million associated with below market time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as increases to net revenue and depreciation expense. These non-cash items contributed an aggregate of $6.8 million to net income, or $0.25 to basic and diluted earnings per share, for the three months ended June 30, 2008.

▪	An unrealized profit from interest rate swaps of $4.5 million, or $0.17 per basic and diluted share, for the three months ended June 30, 2008.
▪
Non-cash expenses of ($0.1) million, or ($0.01) per basic and diluted share, relating to the amortization for the three months ended June 30, 2008, of the compensation cost recognized for a total of 107,875 restricted common shares issued to executive officers, directors and employees.

In the aggregate, these non-cash items contributed $11.2 million to net income, or $0.42 and $0.41 to earnings per basic and diluted share, respectively, for the three months ended June 30, 2008.

Dividend Declared
As previously announced, based on the financial results for the second quarter of 2008, on August 1, 2008 the Company’s Board of Directors declared a quarterly dividend of $0.50 per share, payable on August 28, 2008 to shareholders of record as of August 18, 2008.  This represents an increase of approximately 14.3% over the Company’s previous quarterly dividend of $0.4375 per share.

Recent Fleet Developments
On August 5, 2008 the Company took delivery of its twelfth vessel, the Friendly Seas, a 58,779 dwt 2008-built Supramax vessel.  The Friendly Seas has been chartered to Irika Shipping pursuant to a time charter with a remaining period of approximately 10 to 12 months at a rate of $55,000 per day.  Irika Shipping, in turn, has chartered the vessel to Cargill on identical terms.  Immediately following the expiration of this charter, the vessel has been fixed to Dieulemar at $33,750 per day for a period of 58 to 62 months.

Time Charter Coverage Update
Pursuant to its time chartering strategy, Paragon Shipping charters vessels for periods ranging from one to five years.  With the delivery of Friendly Seas Paragon has fixed 100%, 85% and 55% of its available fleet days in 2008, 2009 and 2010, respectively.

Cash Flows
For the six months ended June 30, 2008, the Company generated net cash from operating activities of $39.4 million compared to $15.7 million in the six months ended June 30, 2007.  For the six months ended June 30, 2008 net cash from investing activities was $5.4 million and cash used in financing activities was $16.5 million.  For the six months ended June 30, 2007 net cash used in investing activities was $58.9 million and cash from financing activities was $25.7 million.

Six months ended June 30, 2008 Financial Results:
Time charter revenue for the six months ended June 30, 2008 was $81.1 million compared to $27.2 million for the six months ended June 30, 2007.  The Company reported net income of $40.4 million, or $1.52 and $1.50 per basic and diluted share, respectively, for the six months ended June 30, 2008, calculated on 26,601,327 weighted average number of basic shares, and on 26,961,407 weighted average number of diluted shares, outstanding for the period and reflecting the impact of the non-cash items discussed below.  For the six months ended June 30, 2007 net income was $11.3 million, or $0.84 per basic and diluted share, calculated on 11,497,656 and 11,506,757 weighted average number of basic and diluted shares, respectively.

Excluding all non-cash items described below, adjusted net income for the six months ended June 30, 2008 was $27.6 million, or $1.04 and $1.02 per basic and diluted share, respectively. This compares to adjusted net income of $10.9 million, or $0.95 per basic and diluted share for the six months ended June 30, 2007.

EBITDA was $62.8 million for the six months ended June 30, 2008, compared to $20.9 million for the six months ended June 30, 2007. This was calculated by adding to net income of $40.4 million for the six months ended June 30, 2008, net interest expense and depreciation that in the aggregate amounted to $22.4 million for the six months ended June 30, 2008. Adjusted EBITDA excluding all non-cash items described below was $50.0 million for the six months ended June 30, 2008, compared to $20.4 million for the six months ended June 30, 2007.

The Company operated an average of 11 vessels during the six months ended June 30, 2008, earning an average time charter equivalent rate of $39,063 per day, compared to an average of 5.91 vessels during the six months ended June 30, 2007, earning an average time charter equivalent rate of $24,080 per day. Adjusted to exclude the effect of the amortization of below market acquired time charters, the time charter equivalent rate for the six months ended June 30, 2008 was $31,438, compared to $23,731 for the six months ended June 30, 2007.

Total adjusted operating expenses for the six months ended June 30, 2008 were $13.9 million, or approximately $6,938 per day, including vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, but excluding $0.3 million of share-based compensation. For the six months ended June 30, 2007, total adjusted operating expenses were $5.5 million, or approximately $5,105 per day, including vessel operating expenses, management fees and general and administrative expenses, but excluding $0.1 million of share-based compensation.

First Half 2008 Non-cash Items
The Company’s results for the six months ended June 30, 2008 included the following non-cash items:

▪
Non-cash revenue of $15.1 million and depreciation expense of ($1.4) million associated with below market time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as increases to net revenue and depreciation expense. These non-cash items contributed an aggregate of $13.7 million to net income, or $0.51 to basic and diluted earnings per share for the six months ended June 30, 2008.

▪	An unrealized loss from interest rate swaps of ($0.7) million, or ($0.02) per basic and diluted share, for the six months ended June 30, 2008.
▪
Non-cash expenses of ($0.3) million, or ($0.01) per basic and diluted share, relating to the amortization for the six months ended June 30, 2008, of the compensation cost recognized for a total of 107,875 restricted common shares issued to executive officers, directors and employees.

In the aggregate, these non-cash items contributed $12.7 million to net income, or $0.48 and $0.47 to earnings per basic and diluted share, respectively, for the six months ended June 30, 2008.

Conference Call and Webcast:
The Company’s management will host a conference call to discuss the results on Thursday, August 7, 2008 at 9:30 a.m. Eastern Time.

Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: + 1 866 288 9315 (from the US), + 44 (0) 800 3769 250 (from the UK), or + 30 211 180 2000 (all other callers). The access code for the call is “909”.

A telephonic replay of the conference call will be available for 90 days by dialing + 1 866 288 9317 (from the US), + 44 (0) 800 901 2906 (from the UK), or + 30 210 94 60 929 (all other callers). The access code for the replay is “909#”.

Slides and audio webcast:
There will also be a live webcast of the conference call and accompanying slide presentation on the Paragon Shipping Inc. website (www.paragonship.com). Please allow 15 minutes prior to the call to visit the site and download and install any necessary audio software. The webcast will be archived on this site for one year.

About Paragon Shipping Inc.
Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes. The Company’s current fleet consists of twelve vessels with a total carrying capacity of 765,137 dwt. For further information, please visit the Company’s website at www.paragonship.com.

Cautionary Statement Regarding Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important  factors, other important  factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:
Christopher Thomas Chief Financial Officer Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula, Greece Tel: +30 (210) 8914 600	Eric Boyriven FD Tel: +1(212) 850-5600
- Tables Follow -

Updated Fleet List:
The following table represents our fleet as of August 6, 2008.

Name	Type	Dwt	Year Built
Panamax
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Total Panamax	7	517,140
Handymax
Blue Seas	Handymax	45,654	1995
Clean Seas	Handymax	46,640	1995
Crystal Seas	Handymax	43,222	1995
Total Handymax	3	135,516
Supramax
Sapphire Seas	Supramax	53,702	2005
Friendly Seas	Supramax	58,779	2008
Total Supramax	2	112,481
Grand Total	12	765,137

Summary Fleet Data:
	Second Quarter Ended June 30, 2007	Second Quarter Ended June 30, 2008
FLEET DATA
Average number of vessels (1)	6	11
Available days for fleet (2)	546	987
Calendar days for fleet (3)	546	1,001
Fleet utilization (4)	100%	99%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	23,678	39,027
Time charter equivalent Adjusted (5)	23,555	31,394
Vessel operating expenses (6)	3,412	4,859
Dry-docking expenses (7)		509
Management fees (8)	684	931
General and administrative expenses (9) Adjusted	1,209	1,465
Total vessel operating expenses (10) Adjusted	5,305	7,764

	Six months ended June 30, 2007	Six months Ended June 30, 2008
FLEET DATA
Average number of vessels (1)	5.91	11
Available days for fleet (2)	1,070	1,976
Calendar days for fleet (3)	1,070	2,002
Fleet utilization (4)	100%	99%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	24,080	39,063
Time charter equivalent Adjusted (5)	23,731	31,438
Vessel operating expenses (6)	3,336	4,475
Dry-docking expenses (7)		311
Management fees (8)	679	847
General and administrative expenses (9) Adjusted	1,090	1,305
Total vessel operating expenses (10) Adjusted	5,105	6,938

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)
Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days with major repairs, dry-docks or special or intermediate surveys.

(3)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry-dockings or special or intermediate surveys.

(4)
Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)
Time charter equivalent or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

For the time charter equivalent adjusted, other non-cash items relating to the below market time charters attached to vessels acquired which are amortized over the remaining period of the time charter as an increase to net revenue have been excluded. The Company excluded amortization of below market acquired time charters because the Company believes that these non-cash items do not reflect fairly the fleet operational results.
(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)	Daily dry-docking expenses is calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(8)	Daily management fees is calculated by dividing management fees by fleet calendar days for the relevant time period.
(9)
Daily general and administrative expenses is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for options and restricted shares have been excluded.

(10)
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, dry-docking expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for options and restricted shares have been excluded.

Time Charter Equivalents Reconciliation
(Expressed in United States Dollars)
	Second Quarter Ended June 30, 2007	Second Quarter Ended June 30, 2008
Time Charter Revenues	13,690,385	40,621,454
Less Voyage Expenses	(50,597)	(147,676)
Less Commission	(711,502)	(1,954,504)
Total Revenue, net of voyage expenses	12,928,286	38,519,274
Total available days	546	987
Time Charter Equivalent	23,678	39,027
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	13,690,385	40,621,454
Less Voyage Expenses	(50,597)	(147,676)
Less Commission	(711,502)	(1,954,504)
Total Revenue, net of voyage expenses	12,928,286	38,519,274
Less Amortization of Below Market Acquired Time Charters	(67,500)	(7,533,493)
Total Revenue, net of voyage expenses Adjusted	12,860,786	30,985,781
Total available days	546	987
Time Charter Equivalent Adjusted	23,555	31,394

	Six months Ended June 30, 2007	Six months Ended June 30, 2008
Time Charter Revenues	27,228,939	81,075,548
Less Voyage Expenses	(88,653)	(199,573)
Less Commission	(1,375,051)	(3,688,357)
Total Revenue, net of voyage expenses	25,765,235	77,187,618
Total available days	1,070	1,976
Time Charter Equivalent	24,080	39,063
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	27,228,939	81,075,548
Less Voyage Expenses	(88,653)	(199,573)
Less Commission	(1,375,051)	(3,688,357)
Total Revenue, net of voyage expenses	25,765,235	77,187,618
Less Amortization of Below Market Acquired Time Charters	(373,500)	(15,066,986)
Total Revenue, net of voyage expenses Adjusted	25,391,735	62,120,632
Total available days	1,070	1,976
Time Charter Equivalent Adjusted	23,731	31,438

PARAGON SHIPPING INC.
Condensed Statement of Cash Flows
(Expressed in United States Dollars)
	Six months Ended June 30, 2007	Six months Ended June 30, 2008
Cash and cash equivalents, beginning of year	32,331,848	31,328,637
Provided by (used in):
Operating Activities	15,686,181	39,407,185
Investing Activities	(58,872,193)	(5,425,000)
Financing Activities	25,656,305	16,488,421
Net (decrease) / increase in cash and cash equivalents	(17,529,707)	50,470,606
Cash and cash equivalents, end of period	14,802,141	81,799,243

EBITDA Reconciliation (1)
(Expressed in United States Dollars)
	Second Quarter Ended June 30, 2007	Second Quarter Ended June 30, 2008
Net Income	5,491,315	24,610,980
Plus Net Interest expense	1,602,930	3,161,910
Plus Depreciation	3,255,806	7,848,565
Plus Amortization	-	-
EBITDA	10,350,051	35,621,455
Adjusted EBITDA Reconciliation
Net Income	5,491,315	24,610,980
Non-cash revenue and depreciation due to below market acquired time charters	(60,709)	(6,845,232)
Unrealized profit from interest rate swap	(241,501)	(4,519,893)
Non-cash expenses from the amortization of compensation cost recognized for restricted shares issued	42,652	119,764
Adjusted Net Income	5,231,757	13,365,619
Plus Net Interest expense	1,602,930	3,161,910
Plus Depreciation	3,255,806	7,848,565
Plus Amortization	-	-
Adjusted EBITDA	10,090,493	24,376,094

	Six months Ended June 30, 2007	Six months Ended June 30, 2008
Net Income	11,305,841	40,375,820
Plus Net Interest expense	3,167,333	6,690,502
Plus Depreciation	6,385,002	15,697,131
Plus Amortization	-	-
EBITDA	20,858,176	62,763,453
Adjusted EBITDA Reconciliation
Net Income	11,305,841	40,375,820
Non-cash revenue and depreciation due to below market acquired time charters	(360,438)	(13,690,463)
Unrealized (profit) / loss from interest rate swap	(152,930)	662,890
Non-cash expenses from the amortization of compensation cost recognized for restricted shares issued	84,835	254,179
Adjusted Net Income	10,877,308	27,602,426
Plus Net Interest expense	3,167,333	6,690,502
Plus Depreciation	6,385,002	15,697,131
Plus Amortization	-	-
Adjusted EBITDA	20,429,643	49,990,059

(1)
Paragon Shipping Inc. considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company excluded non-cash items to derive at the adjusted net income and the adjusted EBITDA because the Company believes that the non-cash items do not reflect fairly the fleet operational results.

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information
(Expressed in United States Dollars)
GAAP Financial Information	Second Quarter Ended June 30, 2007	Second Quarter Ended June 30, 2008
Net Income	5,491,315	24,610,980
Income allocable to Class B common shares	814,809	-
Income available to Class A common shares	4,676,506	24,610,980
Weighted average number of Class A common shares basic	11,497,656	26,927,648
Weighted average number of Class A common shares diluted	11,506,757	27,155,816
Earnings per Class A common shares basic and diluted	0.41	0.91
Reconciliation of Net Income to Adjusted Net Income
Net Income	5,491,315	24,610,980
Non-cash revenue and depreciation due to below market acquired time charters	(60,709)	(6,845,232)
Unrealized profit from interest rate swap	(241,501)	(4,519,893)
Non-cash expenses from the amortization of compensation cost recognized for restricted shares issued	42,652	119,764
Adjusted Net Income	5,231,757	13,365,619
Weighted average number of common shares basic	11,497,656	26,927,648
Weighted average number of common shares diluted	11,506,757	27,155,816
Adjusted earnings per share basic (1)	0.46	0.50
Adjusted earnings per share diluted (1)	0.45	0.49

(1)
Adjusted earnings per share is not an item recognized by GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company’s operating performance required by GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information
(Expressed in United States Dollars)

GAAP Financial Information	Six months Ended June 30, 2007	Six months Ended June 30, 2008
Net Income	11,305,841	40,375,820
Income allocable to Class B common shares	1,677,576	-
Income available to Class A common shares	9,628,265	40,375,820
Weighted average number of Class A common shares basic	11,497,656	26,601,327
Weighted average number of Class A common shares diluted	11,506,757	26,961,407
Earnings per Class A common shares basic	0.84	1.52
Earnings per Class A common shares diluted	0.84	1.50
Reconciliation of Net Income to Adjusted Net Income
Net Income	11,305,841	40,375,820
Non-cash revenue and depreciation due to below market acquired time charters	(360,438)	(13,690,463)
Unrealized (profit) / loss from interest rate swap	(152,930)	662,890
Non-cash expenses from the amortization of compensation cost recognized for restricted shares issued	84,835	254,179
Adjusted Net Income	10,877,308	27,602,426
Weighted average number of common shares basic	11,497,656	26,601,327
Weighted average number of common shares diluted	11,506,757	26,961,407
Adjusted earnings per share basic (1)	0.95	1.04
Adjusted earnings per share diluted (1)	0.95	1.02

(1)
Adjusted earnings per share is not an item recognized by GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company’s operating performance required by GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

Paragon Shipping Inc.
Unaudited Consolidated Balance Sheets
As of December 31, 2007 and June 30, 2008
(Expressed in United States Dollars)
	December 31, 2007	June 30, 2008
Assets
Current assets
Cash and cash equivalents……………………..	31,328,637	81,799,243
Trade receivables…………………………………	354,154	143,063
Other receivables…………………………………	287,546	1,023,553
Prepaid expenses………………………………..	654,576	465,379
Due from management company……………….	—	203,799
Inventories…………………………………………	801,373	816,730
Total current assets	33,426,286	84,451,767
Fixed assets
Advances for vessels acquisitions……………	—	7,925,000
Vessels at cost…………………………………..	633,378,703	633,378,703
Less:accumulated depreciation…………………	(18,268,064)	(33,965,195)
Total fixed assets	615,110,639	607,338,508
Other assets………………………………………	1,584,950	1,736,858
Restricted cash…………………………………..	8,010,000	5,510,000
Other long-term receivables…………………….	1,340,602	1,542,228
Total Assets	659,472,477	700,579,361
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable (including balance due to a related party of $118,317
and $536,119 as of Dercember 31, 2007 and June 30, 2008, respectively)	2,487,291	3,422,517
Accrued expenses……………………………….	5,494,431	3,568,546
Due to management company………………….	1,642,805	—
Interest rate swap………………………………..	—	1,688,852
Deferred income………………………………….	3,176,938	3,024,232
Current portion of long-term debt……………….	9,000,000	12,400,000
Total current liabilities	21,801,465	24,104,147
Long-term debt……………………………………	309,000,000	332,410,000
Other long-term payable…………………………	586,499	1,330,940
Interest rate swap………………………………..	1,370,701	344,739
Below market acquired time charters………….	51,077,602	36,010,616
Total long-term liabilities	362,034,802	370,096,295
Total Liabilities	383,836,267	394,200,442
Commitments and Contingencies
Shareholders' equity
Preferred shares, $0.001 par value; 25,000,000 authorized,
none issued, none outstanding at December 31, 2007 and
June 30, 2008…………………………………….
Class A common shares, $0.001 par value; 120,000,000
authorized 25,744,983 issued and outstanding
at December 31, 2007 and 27,133,015 issued and outstanding
at June 30, 2008………………………………….	25,745	27,133
Class B common shares, $0.001 par value; 5,000,000
athorized, none issued and outstanding at December 31, 2007
and June 30, 2008	—	—
Additional paid-in capital……………………….	304,408,972	318,179,013
Accumulated deficit……………………………..	(28,798,507)	(11,827,227)
Total shareholders' equity	275,636,210	306,378,919
Total Liabiliies and Shareholders' Equity	659,472,477	700,579,361

Paragon Shipping Inc.
Unaudited Consolidated Statement of Operations
For the three months ended June 30, 2007 and June 30, 2008
(Expressed in United States Dollars)

	Three Months Ended	Three Months Ended
	June 30, 2007	June 30, 2008
Revenue
Time charter revenue (including amortization of below market acquired time charters of $67,500 and $7,533,493 for the
three months ended June 30, 2007 and 2008, respectively)	13,690,385	40,621,454
Less: commissions………………………………	711,502	1,954,504
Net Revenue	12,978,883	38,666,950
Expenses
Voyage expenses………………………………..	50,597	147,676
Vessels operating expenses (including expenses charged by a
related party of $18,773 and $41,791 for the three months ended
June 30, 2007 and 2008, respectively)	1,862,943	4,864,057
Dry-docking expenses………………………….	—	509,936
Management fees charged by a related party..	373,276	931,831
Depreciation………………………………………	3,255,806	7,848,565
General and administrative expenses (including share
based compensation of $42,652 for the three months ended
June 30, 2007 and $119,764 for the three months ended
June 30, 2008…………………………………..	703,046	1,586,699
Operating Income	6,733,215	22,778,186

Other Income (Expenses)
Interest and finance costs………………………	(1,791,930)	(3,482,532)
Profit on interest rate swap…………	241,501	4,105,821
Interest income……………………………………	189,000	320,622
Other income………………………………………		912,351
Gain from the change in fair value of warrants..	125,640	—
Foreign currency losses…………………………	(6,111)	(23,468)
Total Other Expenses, net	(1,241,900)	1,832,794
Net Income	5,491,315	24,610,980

Income allocable to Class B common shares	814,809	—
Income available to Class A common shares	4,676,506	24,610,980

Earnings per Class A common share, basic	$ 0.41	$ 0.91
Earnings per Class A common share, diluted	$ 0.41	$ 0.91
Earnings per Class B common share, basic and diluted	$ 0.00	—
Weighted average number of Class A common shares,
basic……………………………………………….	11,497,656	26,927,648
Weighted average number of Class A common shares,
diluted……………………………………………..	11,506,757	27,155,816
Weighted average number of Class B common shares,
basic and diluted…………………………………	2,003,288	—

Paragon Shipping Inc.
Unaudited Consolidated Statement of Operations
For the six months ended June 30, 2007 and June 30, 2008
(Expressed in United States Dollars)

	Six Months Ended	Six Months Ended
	June 30, 2007	June 30, 2008
Revenue
Time charter revenue (including amortization of below market acquired time charters of $373,500 and $15,066,986 for the
six months ended June 30, 2007 and 2008, respectively)	27,228,939	81,075,548
Less: commissions………………………………	1,375,051	3,688,357
Net Revenue	25,853,888	77,387,191
Expenses
Voyage expenses………………………………..	88,653	199,573
Vessels operating expenses (including expenses charged by a
related party of $39,960 and $64,865 for the six months ended
June 30, 2007 and 2008, respectively)	3,569,182	8,959,711
Dry-docking expenses………………………….	—	622,458
Management fees charged by a related party..	726,743	1,696,595
Depreciation………………………………………	6,385,002	15,697,131
General and administrative expenses (including share
based compensation of $84,835 for the six months ended
June 30, 2007 and $254,179 for the six months ended
June 30, 2008…………………………………..	1,251,140	2,865,970
Operating Income	13,833,168	47,345,753

Other Income (Expenses)
Interest and finance costs………………………	(3,508,116)	(7,571,130)
Profit / (loss) on interest rate swap.	152,930	(1,076,962)
Interest income…………………………………..	340,783	880,628
Other income……………………………………..		912,351
Gain from the change in fair value of warrants..	493,962	—
Foreign currency losses…………………………	(6,886)	(114,820)
Total Other Expenses, net	(2,527,327)	(6,969,933)
Net Income	11,305,841	40,375,820

Income allocable to Class B common shares	1,677,576	—
Income available to Class A common shares	9,628,265	40,375,820

Earnings per Class A common share, basic	$ 0.84	$ 1.52
Earnings per Class A common share, diluted	$ 0.84	$ 1.50
Earnings per Class B common share, basic and diluted	$ 0.00	—
Weighted average number of Class A common shares,
basic……………………………………………….	11,497,656	26,601,327
Weighted average number of Class A common shares,
diluted……………………………………………..	11,506,757	26,961,407
Weighted average number of Class B common shares,
basic and diluted…………………………………	2,003,288	—

Paragon Shipping Inc.
Unaudited Consolidated Statement of Shareholders' Equity
For the six months ended June 30, 2008
(Expressed in United States Dollars)

	Class A Shares
			Additional
	Number of	Par	Paid-in	Accumulated
	Shares	Value	Capital	deficit	Total
Balance January 1, 2008	25,744,983	25,745	304,408,972	(28,798,507)	275,636,210

Issuance of Class A common shares, from the exercise of warrants and options…………	1,363,032	1,363	13,515,887		13,517,250
Share based compensation……			254,179		254,179
Issuance of restricted Class A common shares………………..	30,000	30	(30)		—
Cancellation of restricted Class A common shares……………..	(5,000)	(5)	5		—
Dividends paid…………………				(23,404,540)	(23,404,540)
Net Income……………………..				40,375,820	40,375,820
Balance June 30, 2008	27,133,015	27,133	318,179,013	(11,827,227)	306,378,919

Paragon Shipping Inc.
Unaudited Consolidated Statement of Cash Flows
For the six months ended June 30, 2007 and June 30, 2008
(Expressed in United States Dollars)

	Six Months Ended	Six Months Ended
	June 30, 2007	June 30, 2008

Cash Flows from Operating Activities
Net Income……………………………………….	11,305,841	40,375,820
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation……………………………………..	6,385,002	15,697,131
Amortization of below market acquired time charters	(373,500)	(15,066,986)
Amortization of financing costs………………..	68,776	282,381
Share based compensation…………………….	84,835	254,179
Unrealized (profit) / loss on interest rate swap	(152,930)	662,890
Gain from the change in fair value of warrants..	(493,962)	—
Changes in assets and liabilities
(Increase) / decrease in trade receivables…….	(51,905)	211,091
Decrease / (increase) in other receivables……	800,754	(736,007)
(Increase) / decrease in prepaid expenses……	(639,190)	189,197
Increase in inventories…………………	(238,388)	(15,357)
Increase in due from management company…	(1,427,163)	(203,799)
Increase in other long term receivables……….	—	(201,626)
Increase in trade accounts payable……………	1,455,247	935,226
Decrease in accrued expenses………………..	(78,544)	(1,925,885)
Decrease in due to management company…..	(1,741,872)	(1,642,805)
Increase /(decrease) in deferred income………	783,180	(152,706)
Increase in other long-term payable……………	—	744,441
Net cash from operating activities	15,686,181	39,407,185
Cash flow from investing activities
Asquisition of vessels and capital expenditures	(55,862,193)	—
Advances for vessel acquisitions………….	—	(7,925,000)
Restricted cash………………………………..	(3,010,000)	2,500,000
Net cash used in investing activities	(58,872,193)	(5,425,000)
Cash flows from financing activities
Proceeds from long-term debt………………….	30,812,500	60,000,000
Repayment of long-term debt…………………..	—	(33,190,000)
Payment of financing costs……………………..	(108,470)	(434,289)
Proceeds from the issuance of Class A common shares from the
exercise of warrants and options……………….	—	13,517,250
Dividends paid……………………………………	(5,047,725)	(23,404,540)
Net cash from financing activities	25,656,305	16,488,421
Net (decrease) / increase in cash and cash equivalents	(17,529,707)	50,470,606
Cash and cash equivalents at the beginning of the period	32,331,848	31,328,637
Cash and cash equivalents at the end of the period	14,802,141	81,799,243
Supplemental disclosure of cash flow information
Cash paid during the period for interest………..	3,300,422	7,071,170

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: August 7, 2008	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer

SK 25744 0001 908739